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                             May 21, 2021

       Andrew Hirsch
       Chief Executive Officer
       C4 Therapeutics, Inc.
       490 Arsenal Way, Suite 200
       Watertown, MA 02472

                                                        Re: C4 Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 19,
2021
                                                            CIK No. 0001662579

       Dear Mr. Hirsch:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Edwin O   Connor, Esq.